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                              May 9, 2022

       Robert Wessman
       Executive Chairman
       Alvotech Lux Holdings S.A.S.
       9, Rue de Bitbourg
       L-1273 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Alvotech Lux
Holdings S.A.S.
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed May 2, 2022
                                                            File No. 333-261773

       Dear Mr. Wessman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-4

       Questions and Answers About the Business Combination
       Q: Will OACB, TopCo and Alvotech be obtaining new financing in connection with the
       Business Combination?, page 9

   1. We note your response to prior comment 1. Please also disclose here that the new financing is needed for
additional liquidity in the event of high redemptions, consistent with your disclosure on
page 160.
 Robert Wessman
Alvotech Lux Holdings S.A.S.
May 9, 2022
Page 2
Summary of the Proxy Statement/Prospectus
The Business Combination
Conditions to Closing, page 30

2. We note your revised disclosure here in response to our prior comment 1 to further clarify amendments to the minimum cash condition and aggregate transaction proceeds that were made in the BCA Amendment. We also note your revised disclosure on page 189 where you state that "[t]he $90,000,000 refers to the Loan Advances with Alvogen and Aztiq for an amount of $50.0 million and the Alvogen Bridge Loan for up to $40.0 million" and that "[a]ny debt financing funded to Alvotech or available to be funded in addition to these aforementioned facilities, including the Sculptor facility and potential other debt facilities, whether from shareholders or third parties, will count towards the $250,000,000
      Minimum Cash Condition." Please revise your disclosure here to provide similar clarification regarding to what the $90.0 million refers and which of your debt facilities may count towards the minimum cash condition.
        You may contact Franklin Wyman at 202-551-3660 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Wessman
                                                           Division of
Corporation Finance
Comapany NameAlvotech Lux Holdings S.A.S.
                                                           Office of Life
Sciences
May 9, 2022 Page 2
cc:       Nicolas Dumont
FirstName LastName